Louis A. Brilleman, P.C.
110 Wall Street, 11th Floor
New York, NY 10005-3817
Phone: 212-709-8210
Fax: 212-943-2300

October 19, 2009

VIA EDGAR
Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Coda Octopus Group, Inc. (the “Company”)
Form 10-K for the year ended October 31, 2008
(the “Form 10-K”)
File No. 000-52815

Dear Mr. Humphrey:

This letter is in response to the letter dated September 9, 2009 by the accounting staff of the Securities and Exchange Commission (the “Staff”) with comments on the Company’s Form 10-K.  Following are the Company’s responses to the Staff’s comments.

Form 10-K for the Year Ended October 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of fiscal year ended October 31, 2008, compared to fiscal year ended October 31, 2007, page 22

1.           In accordance with the Staff’s comment, the Company has omitted from its Quarterly Report on Form 10-Q for the quarter ended July 31, 2009 (the “Form 10-Q”), non-GAAP measures and comparisons.  The Company will continue this practice in its future filings.

2.           In accordance with the Staff’s comment, the Company has omitted from its Form 10-Q all EBITDA presentations.  The Company will continue this practice in its future filings.

Liquidity and Capital Resources, page 24

3.           The Company has provided additional detail in the Form 10-Q in accordance with the Staff’s comment.  See pages 33 and 34 of the Form 10-Q as well as footnote 16 to the financial statements included therein.

Mr. David R. Humphrey
Securities and Exchange Commission
October 19, 2009

Financial Statements

Report of Independent Registered Certified Public Accounting Firm, page F-1

4.           The Company’s independent accounting firm, RBSM LLP (“RBSM”) has advised that it considered the Company’s reported net loss, working capital deficit and negative operating cash flows and determined a “going concern” explanatory paragraph in the firm’s audit report was not required based upon the following  procedures performed and inquires made:

•	The Company provided RBSM with a management forecast and business plan, including management’s estimates of its business prospects for the fiscal year ending October 31, 2009.

•	RBSM reviewed the forecast and business plan and discussed it with Company management to develop an understanding of the assumptions utilized in preparing the forecast and plan.

•	RBSM reviewed the Cash Framework Agreement (‘Agreement”) by and between the Company and the holder (the “Noteholder”) of the 8.5% senior secured convertible notes (the “Notes”).

•
RBSM tested management’s assumptions used in preparing the forecasts by comparing the assumptions to present conditions and understanding the basis for any variances between past actual and future assumed performance.

•
RBSM also performed a stress test on the forecast for the year ending October 31, 2009 by taking management’s “worst case” scenario forecast and adding negative assumptions and curbing management’s positive assumptions.

•
The stress test was designed to assess whether the Company would have sufficient liquidity to operate assuming that the Company operated under the Agreement without the Noteholder exercising its right to demand repayment.  RBSM concluded that the stress tested financial forecast shows that the Company has a reasonable possibility of continuing operations as a going concern through the year ending October 31, 2009.

•
RBSM concluded that the Agreement provided a basis for the Company to use its working capital and that the Company had sufficient working capital to operate its business at least through October 31, 2009.  Nevertheless, RBSM agreed with management’s assessment that the Company was in default of the Notes and, therefore, the Notes constitute a current liability in accordance with SFAS No. 78 as of October 31, 2008.  RBSM further concluded that the Company’s Agreement with the Noteholder to the Financials was of such significance that it needed emphasis by including a paragraph in RBSM’s report that directs readers to the disclosure that discusses the Agreement.

Mr. David R. Humphrey
Securities and Exchange Commission
October 19, 2009

Accordingly, based upon the procedures followed and inquires made, RBSM concluded that it obtained sufficient support as of the date of its report to alleviate and mitigate its concerns that there existed substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time as of October 31, 2008.

Consolidated Statements of Operations

5.           The Company advises the Staff that, as a smaller reporting company, it filed its Form 10-K in accordance with Article 8 of Regulation S-X.  As such, it does not believe that the requested revisions to its financial statements are required to be made.

6.           The Company advises the Staff that the debt modification costs recorded as an operating expense represent legal and advisory fees incurred in connection with negotiating the Cash Framework Agreement with the Noteholder.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Intangible Assets, page F-9

7.           The Company has expanded the disclosure in the Form 10-Q in accordance with the Staff’s comment.  The Company will continue this practice in its future filings.

8.           The Company advises the Staff that it has identified the reporting units to which goodwill has been assigned.  It has included a schedule quantifying the balance in note 7 to the financial statements in the Form 10-Q.

Note 7 – Intangible Assets and Goodwill, page F-15

9.           The Company advises the Staff that it tests its non amortizable intangible assets for impairment annually in the fourth quarter of its fiscal year.  The Company’s reporting units that contain goodwill, Martech and Colmek, are either generating cash flow from operations or net income from operations , and accordingly, the Company believes no events or changes in circumstances have occurred during the interim reporting periods  that may more likely than not reduce the fair value Martech or Colmek  below their respective  carrying values.

Mr. David R. Humphrey
Securities and Exchange Commission
October 19, 2009

Note 8 – Capital Stock

Series A Preferred Stock, page F-17

10.           The Company advises the Staff that it has added disclosures to the Form 10-Q that explain how dividends are calculated and it will continue to do so in its future filings.

11.           The Company advises the Staff that the 120 shares of Series A preferred stock being converted were part of the 320 shares of Series A Preferred Stock that was converted and mentioned in the previous paragraph. Those 320 shares total were converted into 32,000 shares of common stock, valued at $56,640, which were foregone in lieu of payment for services provided by the Company.

12.           The Company advises the Staff that it has included in the Form 10-Q separate schedules for share-based payment awards, and that it will continue to do so in its future filings.

Note 15 – Segment Information, page F-25

13.           The Company advises that Staff that it has revised in the Form 10-Q its disclosure for compliance with FASB Accounting Standards Codification 280-10-50-20, and that it will continue to do so in its future filings.

14.           The Company advises the Staff that it has revised its disclosure in the Form 10-Q for compliance with FASB Accounting Standards Codification 280-10-50-29, and will continue to do so going forward.

Please contact the undersigned at 212-709-8210 if you need any addition al information.

Very truly yours,

/s/ Louis A. Brilleman

cc:	Geoffrey Turner
(Coda Octopus Group, Inc.)